UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 2)1

Casella Waste Systems, Inc.
(Name of Issuer)

Class A Common Stock, $0.01 par value per share
(Title of Class of Securities)

147448104
(CUSIP Number)

JAMES C. PAPPAS
JCP INVESTMENT MANAGEMENT, LLC
1177 West Loop South, Suite 1650
Houston, TX 77027
(713) 333-5540

STEVE WOLOSKY, ESQ.
OLSHAN FROME WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 10, 2015
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 147448104

1	NAME OF REPORTING PERSON JCP Investment Partnership, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,571,819
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,571,819
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,571,819*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.9%
14	TYPE OF REPORTING PERSON PN

* Includes 12,500 Shares underlying call options exercisable within sixty (60) days hereof.

CUSIP NO. 147448104

1	NAME OF REPORTING PERSON JCP Single-Asset Partnership, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 714,851
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 714,851
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 714,851*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.8%
14	TYPE OF REPORTING PERSON PN

* Includes 12,500 Shares underlying call options exercisable within sixty (60) days hereof.

CUSIP NO. 147448104

1	NAME OF REPORTING PERSON JCP Investment Partners, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,286,670
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,286,670
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,286,670*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.7%
14	TYPE OF REPORTING PERSON PN

* Includes 25,000 Shares underlying call options exercisable within sixty (60) days hereof.

CUSIP NO. 147448104

1	NAME OF REPORTING PERSON JCP Investment Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,286,670
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,286,670
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,286,670*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.7%
14	TYPE OF REPORTING PERSON OO

* Includes 25,000 Shares underlying call options exercisable within sixty (60) days hereof.

CUSIP NO. 147448104

1	NAME OF REPORTING PERSON JCP Investment Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,286,670
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,286,670
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,286,670*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.7%
14	TYPE OF REPORTING PERSON OO

* Includes 25,000 Shares underlying call options exercisable within sixty (60) days hereof.

CUSIP NO. 147448104

1	NAME OF REPORTING PERSON James C. Pappas
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,286,670
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,286,670
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,286,670*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.7%
14	TYPE OF REPORTING PERSON IN

* Includes 25,000 Shares underlying call options exercisable within sixty (60) days hereof.

CUSIP NO. 147448104

1	NAME OF REPORTING PERSON Brett W. Frazier
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 40,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 40,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 40,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 147448104

The following constitutes Amendment No. 2 to the Schedule 13D filed by the undersigned (“Amendment No. 2”).  This Amendment No. 2 amends the Schedule 13D filed on April 28, 2015, as amended by Amendment No. 1 (the “Schedule No. 1 Amendment”) thereto filed on May 29, 2015, as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by JCP Partnership and JCP Single-Asset were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted.  The aggregate purchase price of the 1,559,319 Shares owned directly by JCP Partnership is approximately $7,848,960, excluding brokerage commissions.  The aggregate purchase price of certain call options exercisable into 12,500 Shares beneficially owned by JCP Partnership, as further described in Item 6 below, is approximately $12,500, excluding brokerage commissions.  The aggregate purchase price of the 702,351 Shares owned directly by JCP Single-Asset is approximately $3,953,620, excluding brokerage commissions.  The aggregate purchase price of certain call options exercisable into 12,500 Shares beneficially owned by JCP Single-Asset, as further described in Item 6 below, is approximately $12,500, excluding brokerage commissions.

The Shares purchased by Mr. Frazier were purchased in the open market with personal funds.  The aggregate purchase price of the 40,000 Shares owned directly by Mr. Frazier is approximately $230,000, excluding brokerage commissions.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On September 10, 2015, JCP Management (together with its affiliates, “JCP”) issued an open letter to the Issuer’s Board of Directors (the “Board”), a copy of which is attached hereto as Exhibit 99.1 and is incorporated herein by reference.  In the letter, JCP stated that it was a long-term shareholder of Casella Waste Systems, Inc. (the “Issuer”) and that for the last five (5) months, JCP had attempted to communicate constructively with the Board regarding the Issuer’s poor operational and financial performance, archaic corporate governance, and capital structure that undermine the rights of public shareholders, while giving disproportionate voting power to the Issuer’s Chairman and CEO, John Casella, and his brother, the Issuer’s Vice Chairman, Doug Casella.  In the letter, JCP also expressed its profound disappointment with the outcome of its engagement with the Issuer and the Board’s apparent failure to protect and enhance shareholder value.  JCP also expressed its belief that the problematic status quo and troubling underperformance at the Issuer are largely results of a failure of the Board and that new leadership is not only warranted, but long overdue.

To that end, JCP expects to file preliminary proxy materials on, or near, September 10, 2015, with the Securities and Exchange Commission in connection with JCP’s efforts to solicit support to the election of its highly-qualified nominees, James C. Pappas and Brett W. Frazier, at the Issuer’s 2015 Annual Meeting of Stockholders.  JCP further stated in its letter that despite the Issuer’s dismal operating performance and leadership, concerning related-party transactions and lack of accountability of both the Board and CEO, JCP remains confident that under the right leadership, realignment of interests and proper structuring of corporate governance, the Issuer can deliver substantial value for all of its stakeholders.

Also on September 10, 2015, JCP issued a detailed presentation entitled Casella: Long Term Performance Review (the “Presentation”), which outlines how the considerable intrinsic value existing within the Issuer has been, and continues to be, depressed by the substantial underperformance and poor decision making of the Board and CEO. A copy of the Presentation is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

CUSIP NO. 147448104

Item 5.	Interest in Securities of the Issuer.

Items 5(a) – (c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 39,978,784 Shares outstanding as of September 1, 2015, which is the total number of Shares outstanding as reported in the Issuer’s Preliminary Proxy Statement on Schedule 14A, filed with the Securities and Exchange Commission on September 4, 2015.

A.	JCP Partnership

(a)	As of the close of business on September 9, 2015, JCP Partnership beneficially owned 1,571,819 Shares, including 12,500 Shares underlying certain call options.

Percentage: Approximately 3.9%

(b)	1. Sole power to vote or direct vote: 1,571,819
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,571,819
4. Shared power to dispose or direct the disposition: 0

(c)	JCP Partnership has not entered into any transactions in the Shares since the filing of the Schedule 13D.

B.	JCP Single-Asset

(a)	As of the close of business on September 9, 2015, JCP Single-Asset beneficially owned 714,851 Shares, including 12,500 Shares underlying certain call options.

Percentage: Approximately 1.8%

(b)	1. Sole power to vote or direct vote: 714,851
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 714,851
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by JCP Single-Asset since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

C.	JCP Partners

(a)
JCP Partners, as the general partner of each of JCP Partnership and JCP Single-Asset, may be deemed the beneficial owner of the (i) 1,571,819 Shares owned by JCP Partnership and (ii) 714,851 Shares owned by JCP Single-Asset.

Percentage: Approximately 5.7%

(b)	1. Sole power to vote or direct vote: 2,286,670
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,286,670
4. Shared power to dispose or direct the disposition: 0

(c)
JCP Partners has not entered into any transactions in the Shares since the filing of the Schedule 13D.  The transactions in the Shares on behalf of JCP Single-Asset since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

CUSIP NO. 147448104

D.	JCP Holdings

(a)	JCP Holdings, as the general partner of JCP Partners, may be deemed the beneficial owner of the (i) 1,571,819 Shares owned by JCP Partnership and (ii) 714,851 Shares owned by JCP Single-Asset.

Percentage: Approximately 5.7%

(b)	1. Sole power to vote or direct vote: 2,286,670
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,286,670
4. Shared power to dispose or direct the disposition: 0

(c)
JCP Holdings has not entered into any transactions in the Shares since the filing of the Schedule 13D.  The transactions in the Shares on behalf of JCP Single-Asset since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

E.	JCP Management

(a)
JCP Management, as the investment manager of each of JCP Partnership and JCP Single-Asset, may be deemed the beneficial owner of the (i) 1,571,819 Shares owned by JCP Partnership and (ii) 714,851 Shares owned by JCP Single-Asset.

Percentage: Approximately 5.7%

(b)	1. Sole power to vote or direct vote: 2,286,670
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,286,670
4. Shared power to dispose or direct the disposition: 0

(c)
JCP Management has not entered into any transactions in the Shares since the filing of the Schedule 13D.  The transactions in the Shares on behalf of JCP Single-Asset since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

F.	Mr. Pappas

(a)
Mr. Pappas, as the managing member of JCP Management and sole member of JCP Holdings, may be deemed the beneficial owner of the (i) 1,571,819 Shares owned by JCP Partnership and (ii) 714,851 Shares owned by JCP Single-Asset.

Percentage: Approximately 5.7%

(b)	1. Sole power to vote or direct vote: 2,286,670
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,286,670
4. Shared power to dispose or direct the disposition: 0

CUSIP NO. 147448104

(c)
Mr. Pappas has not entered into any transactions in the Shares since the filing of the Schedule 13D.  The transactions in the Shares on behalf of JCP Single-Asset since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

G.	Mr. Frazier:

(a)	As of the close of business on September 9, 2015, Mr. Frazier directly owned 40,000 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 40,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 40,000
4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Frazier has not entered into any transactions in the Shares since the filing of the Schedule No. 1 Amendment.

The Reporting Persons, as members of a “group” for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons.  Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer. Item 6 is hereby amended to add the following:

JCP Partnership purchased in the over the counter market American-style call options referencing an aggregate of 12,500 Shares, which have an exercise price of $5.00 per Share and expire on December 18, 2015. JCP Single-Asset purchased in the over the counter market American-style call options referencing an aggregate of 12,500 Shares, which have an exercise price of $5.00 per Share and expire on December 18, 2015.

CUSIP NO. 147448104

Depending on market conditions and other factors, the JCP may alter the mix of its collective beneficial ownership position in the Issuer, which is currently composed of 2,261,580 Shares and 25,000 Shares underlying the American-style call options described in this Item 6, by, among other things, exercising certain of the American-style call options, purchasing or selling Shares, and/or purchasing or selling options.

Other than as described herein, there have been no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer entered into since the filing of the Schedule No.1 Amendment.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

99.1	Open Letter to the Board, dated September 10, 2015.

99.2	Investor Presentation on the Issuer, dated September 10, 2015.

13

CUSIP NO. 147448104

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  September 10, 2015

JCP Investment Partnership, LP

By:	JCP Investment Management, LLC Investment Manager

By:	/s/ James C. Pappas
	Name:	James C. Pappas
	Title:	Managing Member

JCP Single-Asset Partnership, LP

By:	JCP Investment Management, LLC Investment Manager

By:	/s/ James C. Pappas
	Name:	James C. Pappas
	Title:	Managing Member

JCP Investment Partners, LP

By:	JCP Investment Holdings, LLC
General Partner

By:	/s/ James C. Pappas
	Name:	James C. Pappas
	Title:	Sole Member

JCP Investment Holdings, LLC

By:	/s/ James C. Pappas
	Name:	James C. Pappas
	Title:	Sole Member

JCP Investment Management, LLC

By:	/s/ James C. Pappas
	Name:	James C. Pappas
	Title:	Managing Member

/s/ James C. Pappas
James C. Pappas Individually and as attorney-in-fact for Brett W. Frazier

CUSIP NO. 147448104

SCHEDULE A

Transactions in the Shares Since the Filing of Amendment No. 1 to the Schedule 13D

Shares of Class A Common Stock Purchased/(Sold)	Price Per Share($)	Date of Purchase/Sale

JCP INVESTMENT PARTNERSHIP, LP

12,500*	1.0000	07/10/2015
350	5.6000	07/10/2015
8,129	5.7500	07/13/2015
150	5.7133	07/15/2015
25,450	5.7500	07/15/2015
10,000	5.8900	07/16/2015
21,755	5.9129	07/20/2015
10,000	5.8049	07/21/2015
50	5.7000	07/22/2015

*Represents shares underlying American-style call options purchased in the over the counter market.  These call options expire on December 18, 2015.

JCP SINGLE-ASSET PARTNERSHIP, LP

12,500*	1.0000	07/10/2015
349	5.6000	07/10/2015
8,130	5.7500	07/13/2015
150	5.7133	07/15/2015
25,450	5.7500	07/15/2015
10,000	5.8900	07/16/2015
21,754	5.9129	07/20/2015
10,000	5.8049	07/21/2015
50	5.7000	07/22/2015

*Represents shares underlying American-style call options purchased in the over the counter market. These call options expire on December 18, 2015.